

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 18, 2008

Mr. Robert H. Nelson
Chief Financial Officer
Greystone Logistics, Inc.
1613 East 15th Street
Tulsa, Oklahoma 74120

   RE: **Greystone Logistics, Inc.**
      Form 10-KBS for the fiscal year ended May 31, 2008
      Filed September 15, 2008
      File No. 0-26311

Dear Mr. Nelson:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Results of Operations, page 17

Year Ended May 31, 2008 Compared to Year Ended May 31, 2007

1.   We note that your sales increased approximately 69% between periods and you explain this is primarily attributable to new customers, production of the beverage pallets for existing clients, upward price adjustment and increases in pharmaceutical pallet sales. Given the significance of your increase, please tell us and revise future filings to quantify increases related to each of the factors above and provide further details and insight into the reasons for the various increases. Please also tell us your consideration of discussing revenue by product or market, for example, we note your reference to pharmaceutical pallet sales.

Liquidity and Capital Resources, page 18

2.   Revise future filings to define, in greater detail, the financial and other covenants that you are required to maintain under your loans and notes payable agreements.

Consolidated Statements of Operations, page F-4

3.   We note that you recorded a charge of $619,060 in other income (expense) in fiscal 2007 which represented the present value amount you are to pay in settlement for termination of an operating lease for injection molding machines and a charge of $45,000 in settlement of an employment claim by a former employee. Generally, these costs are considered an ordinary expense of doing business and are presented in operations. In future filings please reclassify these charges within operating income (loss), or tell us in detail why these charges are properly classified in non-operating income. Your explanation should include a discussion of why the lease and the underlying injection molding machines related to the lease do not relate to your operating activities. Please provide a similar explanation regarding the former employee. If the lease and former employee relate to your operating activities, litigation gains or losses related to operating leases and/or employees should be included in operating activities.

Consolidated Statements of Cash Flow, page F-6

4.   We note that in your Statement of Cash Flows, the proceeds from notes and advances payable are recorded net of each other. In an effort to provide greater clarity of the Company's cash flows from financing activities, in future filings please revise to separately present cash flows from notes and cash flows from advances payable. We refer you to paragraphs 11-13 of SFAS 95. This comment

> is also applicable to the presentation of cash flow payments on notes and
> advances payable.

Notes to Consolidated Financial Statements, page F-7

Note 1 Summary of Significant Accounting Policies, page F-7

Organization, page F-7

5.   We note you consider Greystone Properties, LLC as a variable interest entity by
        virtue of the personal guarantees of an officer and director, and consolidate the
        entity in the company's financial statements. Please tell us about your equity
        investment in Greystone Properties and explain if you have a controlling interest
        in the entity. Clarify for us how you determined that Greystone Properties meets
        the criteria for consolidation as a variable interest entity based on the guidance
        provided by paragraph 5 of FIN 46(R).

Recognition of revenue, page F-9

6.   We note that you recognize revenue from your two primary customers who
        represent 75% of your sales when products are delivered to the customers. In
        future filings, please describe the significant terms of your agreements with these
        primary customers, including payment, return, exchange, and other significant
        matters and tell us how these terms differ from your other customers. Please also
        tell us and disclose in future filings how you account for the cost of goods sold
        when the shipments are made to the primary customer. Refer to SAB 104 and
        SFAS 48 as necessary.

7.   We note your disclosures on pages 5 and 6 that you sell plastic pallets you
        purchase from Commerce and that you are marketing pallets produced or capable
        of being produced by Commerce. Please clarify for us if you purchase these
        pallets for resale only or if you manufacture the pallets. Please also clarify if you
        recognize revenue on a gross or net basis. Refer to the guidance in EITF 99-19 to
        support your accounting.

Note 17. Restatement of 2007 Financial Statements, page F-23

8.   We see from your disclosure that you did not consolidate the accounts of
        Greystone Properties as of May 31, 2007 and for the year then ended and,
        therefore, you restated your prior year financial statements. Please tell us when
        management determined that the financial statements were not correct and a

restatement was necessary. In this regard, please tell us your consideration as to the need to file a Form 8-K, Item 4.02 at such time. Please advise.

9.   Your restatement footnote does not provide investors with a clear path between the originally filed and restated financial statement amounts. Please revise this note in future quarterly filings to disclose the specific line items as originally reported, as adjusted and the effect of the change. Also provide the effect of the corrections on net income or loss and the related per share amounts. For reference see paragraph 26 of SFAS 154.

Exhibit 31

10.   We note that your filing contained management's report on internal control over financial reporting (on page 21) as required by Item 308T of Regulation S-B. As such, your certifications are required to include the introductory language in paragraph 4 of the certification that refers to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Refer to Item 601(b)(31) of Regulation S-B. Please file an amendment to your Form 10-KSB that includes new, corrected certifications. You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Please also amend your Form 10-Q for the period ended August 31, 2008 to address our concerns.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief